Hollysys Automation Technologies Delivers First Ever China-Made DCS

for 1GW Ultra-Supercritical Thermal Power Station

Beijing, China – January 4, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it has commenced shipping its proprietary large-scale industrial Distributed Control Systems (DCS) to the Guohua Taishan Power Plant for its 1000MW (1GW) ultra-supercritical thermal power generating units.  This signifies China’s first-ever deployment of domestic made large-scale DCS in lieu of imported systems for the ultra-supercritical thermal power stations in China.

1000MW-level (1GW) ultra-supercritical power generating units are currently China’s largest thermal power units on single installed capacity. This was a follow-on contract win for Hollysys, subsequent to several successful DCS applications on 600MW thermal power station projects of Beijing Guohua Electric Power Investment Co., Ltd. Hollysys’ proprietary industrial DCS systems are applied in the continuous manufacturing processes to provide real-time monitoring and control for the production flow and to ensure production reliability, efficiency and safety.

Dr. Changli Wang, CEO of Hollysys, commented, “We are very proud to be the first domestic manufacturer to deliver our proprietary designed and manufactured industrial DCS to China’s GW-level ultra-supercritical thermal power station. This is a strong validation of Hollysys’ cutting-edge technology and leading position in China’s industrial automation and control field. Our DCS application in the Taishan ultra-supercritical power plant is a strategic reference project that lays a solid foundation for Hollysys to further penetrate the high-end industrial automation marketplace, which are still largely foreign-dominated. We attribute our current leading position in China’s industrial automation market to our strong R&D capabilities and in-depth industry know-how. We will continue to leverage on our core competencies to increase our market share in China’s industrial automation field across various vertical market segments.”

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200-250kph high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300-350kph high-speed rail segment.

Hollysys Automation Technologies, Ltd.	Page 2
January 4, 2010

About Taishan Power Plant
Taishan Power Plant was constructed by Beijing Guohua Electric Power Investment Co., Ltd., and is located in the city of Taishan in Tonggu Bay of Guangdong Province. Phase I construction was of 5 sub-critical 600MW power generating units, which were all put into operation by 2006. Phase II was designed with 4 units of 1000MW ultra-supercritical power generating units. Taishan Power Plant is expected to reach a total installed capacity of 9000MW and will become China's largest coal-fired power plant.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the contract on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.
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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com